08030831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 South Figueroa Street, Suite 3340
(No. and Street)

Los Angeles CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Hung, Sr. (213) 488-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200 Long Beach CA 90802
(Address) (City) (State) (Zip Code)

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Hung, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JOANNE HUNG
Commission # 1710499
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.:

We have audited the accompanying statements of financial condition of American Eastern Securities, Inc. (the Company), as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Eastern Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
March 12, 2008

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2007	December 31, 2006
ASSETS		
Cash	$ 70,351	$ 38,027
Deposits with clearing brokers	217,634	250,639
Receivable from clearing brokers	2,196	680,258
Other receivables	129,769	53,870
Securities owned, at market value	3,551,820	4,331,128
Other investments		109,661
Notes receivable	16,086	17,662
Fixed assets, net	18,152	23,503
Prepaid expenses	17,002	17,702
Other assets	7,476	7,476
Deferred income taxes	113,000	39,400
TOTAL ASSETS	$4,143,486	$5,569,326

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
LIABILITIES		
Commission rebates payable	$ 25,192	$ 478,235
Accounts payable	19,936	4,009
Accrued liabilities	70,566	40,549
Short sale of investment	42,609	
Other liabilities	50,000	
Income taxes payable	62,033	72,821
Deferred lease liability	90,513	110,626
Deferred income taxes	1,356,700	1,670,130
	1,717,549	2,376,370
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 500,000 shares	47,600	47,600
Additional paid-in capital	614,319	614,319
Retained earnings	1,764,018	2,531,037
	2,425,937	3,192,956
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$4,143,486	$5,569,326

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
REVENUES		
Commissions	$ 162,289	$ 1,168,629
Interest and dividends	123,385	146,968
Consulting income	50,000	100,000
Investment gains (losses)	(423,701)	2,854,005
Other income	96,714	69,357
	8,687	4,338,959
EXPENSES		
Commission expense	140,493	559,611
Clearing costs	41,689	61,773
Employee compensation and benefits	592,478	578,000
Interest	6,576	1,725
Professional fees	97,612	68,826
Rent expense	128,065	110,154
Depreciation and amortization	5,351	6,893
Regulatory fees and expenses	18,612	14,199
Other operating expenses	228,378	249,267
	1,259,254	1,650,448
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(1,250,567)	2,688,511
PROVISION (BENEFIT) FOR INCOME TAXES	(483,548)	1,135,185
NET INCOME (LOSS)	($ 767,019)	$ 1,553,326

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2006	4	$ 47,600	$ 464,319	S 977,711	$ 1,489,630
Additional paid-in capital by stockholder			150,000		150,000
Net income				1,553,326	1,553,326
Balance, December 31, 2006	4	47,600	614,319	2,531,037	3,192,956
Net loss				(767,019)	(767,019)
Balance, December 31, 2007	4	$ 47,600	$ 614,319	$ 1,764,018	$ 2,425,937

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	($ 767,019)	$ 1,553,326
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Limited liability company gain	(8,673)	(46,972)
Securities received for consulting services		(100,000)
Depreciation and amortization	5,351	6,893
Deferred income taxes	(387,030)	1,050,816
(Increase) decrease in operating assets:		
Deposits with clearing brokers	33,005	6,957
Receivable from clearing brokers	678,062	(638,705)
Other receivables	(75,899)	53,886
Securities owned	779,308	(2,653,244)
Prepaid expenses	700	2,653
Other assets		2,100
Increase (decrease) in operating liabilities:		
Commission rebates payable	(453,043)	472,498
Accounts payable	15,927	(1,793)
Accrued liabilities	30,017	(10,298)
Other liabilities	50,000	
Income taxes payable	(10,788)	72,821
Deferred lease liability	(20,113)	(20,114)
Short sale of investment	42,609	
Net Cash Used In Operating Activities	(87,586)	(249,176)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(924)	(2,549)
Collection on notes receivable	2,500	65,000
Purchases of fixed assets		(592)
Distributions from limited liability company	118,334	42,320
Net Cash Provided By Investing Activities	119,910	104,179
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital		150,000
Net Cash Provided By Financing Activities		150,000
NET CHANGE IN CASH	32,324	5,003
CASH AT BEGINNING OF YEAR	38,027	33,024
CASH AT END OF YEAR	$ 70,351	$ 38,027

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of the Business

American Eastern Securities, Inc. (the "Company") was incorporated in the State of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission. Operating under such an exemption, the Company is not required to prepare a computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

The Company also provides consulting services to companies seeking capital in the public market. In exchange for these services, the Company may receive cash and/or restricted securities.

Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash includes account balances in banks and cash balances at brokers. The Company maintains bank balances which, at times, may exceed federally insured amounts. At various times throughout the year, the Company also maintains cash balances at brokers which exceed amounts insured by Securities Investor Protection Corporation (SIPC).

The Company maintains investments at brokers which may exceed amounts insured by SIPC. Amounts not covered by SIPC are insured by supplemental insurance carried by the brokers.

The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the lesser of the economic useful life of the improvement or the term of the lease.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the statements of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at market value if the restrictions expire in less than one year.

The Black Scholes Option Pricing Model is used to determine the estimated fair value of the warrants.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest income earned on margin accounts and clearing costs charged on transactions associated with customer account balances maintained by the clearing broker.

Consulting Income

The Company may receive cash and/or various equity securities in exchange for consulting services rendered. Management recognizes the income when the services are rendered and values these services based upon either the cash payment received and/or, if various equity securities are received, based on the value of the services rendered or the fair value of the equity instruments received, whichever is more reliably measurable.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, unrealized trading gains and losses, deferred lease liability, State net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods.

Reclassifications

Certain amounts in the December 31, 2006 financial statements have been reclassified to conform to the current year financial statement presentation.

NOTE 2 – Other Investments

At December 31, 2006, other investments included the Company's investment in Luminus Capital, LLC (LLC), which is reported under the equity method at the fair market value of the underlying net assets. The Company was the managing member of the LLC. At December 31, 2006, the Company held a 2.5% interest in the LLC. During the year ended December 31, 2007, the managing member liquidated substantially all of the LLC's assets for the purpose of terminating the LLC. As a result, the Company received a distribution of approximately $118,000 for its equity interest in the LLC at the time of the liquidation. The net gain for 2007 was approximately $9,000 and the net gain for 2006 was approximately $47,000, and is included in investment gains on the statements of operations.

As the managing member of LLC, the Company received a management fee and a performance fee. The management fee was approximately $4,000 and $24,000 for 2007 and 2006, respectively, and is reported as an expense on the LLC's financial statements. The performance fee was approximately $7,000 for 2007 and approximately $31,000 for 2006. The performance fee was a preferred allocation of income to the managing member, and was based upon the net increase in the net asset value of LLC. The management fee and performance fee are included in other income on the statements of operations.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 2 - Other Investments (Continued)

The financial position and results of operations of the Company's equity-based investment is summarized below:

	December 31,	
	2007 (Unaudited)	2006 (Unaudited)
Cash and cash equivalents	$ 16,000	$ 2,618,000
Due from broker/dealer		284,000
Marketable securities, at fair market value		1,896,000
	$ 16,000	$ 4,798,000
Investments - short		$ 283,000
Other liabilities	$ 16,000	76,000
Members' capital		4,439,000
	$ 16,000	$ 4,798,000

	For the Year Ended December 31,	
	2007 (Unaudited)	2006 (Unaudited)
Income	$ 91,000	$ 675,000
Expense	37,000	65,000
Net income	$ 54,000	$ 610,000

NOTE 3 - Securities Owned

Securities owned consist of common stock and mutual funds at market value, and warrants at estimated fair value, as follows:

	December 31,	
	2007	2006
Common stocks	$ 2,353,234	$ 3,152,642
Mutual funds	4,664	3,907
Warrants	1,193,922	1,174,579
	$ 3,551,820	$ 4,331,128

NOTE 3 – Securities Owned (Continued)

Some of the common stock owned is restricted stock. The restricted stock is subject to Rule 144 of Section 4 of the Securities Act of 1933, which at December 31, 2007 had a one-year holding period. Effective February 15, 2008, in accordance with the revision to Rule 144, Release No. 33-8869, restricted stock acquired before or after the effective date may be sold after a six-month holding period for securities of issuers that are subject to the reporting requirements of the SEC. For valuation purposes, this stock is valued at fair market value based upon the current market price of the trading stock. The warrants, which may be exercised to purchase restricted stock, are subject to Rule 144, and have various expiration dates beginning March 31, 2008 through January 1, 2010, and exercise prices that range from $1.50 to $3.50 per share. Management has valued the warrants using the Black Scholes Options Pricing Model using the following variables which are required under such calculation. For the year ended December 31, 2007, these variables include volatility ranging from 64.50% to 152.84%, expected life ranging from .25 years to 2.03 years, exercise prices ranging from $1.50 per share to $3.50 per share, a zero dividend rate, and a risk-free rate of return of 4.03%. For the year ended December 31, 2006, these variables include volatility ranging from 58.08% to 211.20%, expected life ranging from 1.27 years to 2.86 years, exercise prices ranging from $1.50 per share to $3.50 per share, a zero dividend rate, and a risk-free rate of return of 4.71%.

NOTE 4 – Fixed Assets

Fixed assets consists of the following:

	December 31, 2007	December 31, 2006
Leasehold improvements	S 38,917	$ 38,917
Office and computer equipment	43,769	43,769
Furniture and fixtures	12,031	12,031
	94,717	94,717
Less accumulated depreciation and amortization	(76,565)	(71,214)
	$ 18,152	$ 23,503

NOTE 5 - Profit-Sharing Plans

The Company maintains qualified defined contribution retirement plans covering substantially all of its employees. The plans provide for discretionary employer profit sharing contributions and employee elective deferrals. There were no contributions made for the years ended December 31, 2007 and 2006.

NOTE 6 - Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes consists of the following:

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
Current		
Federal	($ 97,318)	$ 74,302
State	800	10,067
	(96,518)	84,369
Deferred	(387,030)	1,050,816
	($ 483,548)	$ 1,135,185

Permanent differences totaled approximately $13,800 and $8,300 for the years ended December 31, 2007 and 2006, respectively.

The Company's deferred income taxes are as follows:

	December 31, 2007	December 31, 2006
Noncurrent deferred income tax asset	$ 113,000	$ 39,400
Current deferred income tax liability	($ 1,356,700)	($ 1,670,130)

NOTE 7 – Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in June 2012. In general, the office lease provides for payment of taxes, maintenance, and insurance by the Company. The Company subleases a portion of its office space to various consulting customers, including a related party (see Note 9), on a month-to-month basis.

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	
2008	$ 77,840
2009	77,840
2010	77,840
2011	77,840
Thereafter	38,920
	$ 350,280

The lease provided for an allowance towards the cost of construction of improvements to the office space. The allowance received has been recorded as a deferred lease liability on the balance sheet and is being amortized over the life of the lease.

Rent expense, including all operating leases, common area services and costs, totaled approximately $128,100 and $110,200 for the years ended December 31, 2007 and 2006, respectively.

Sublease income received on a month-to-month basis for each of the years ending December 31, 2007 and 2006 totaled approximately $50,000 and $12,000, respectively, and is included in other income.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $250,000. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk. Historically, the Company has not experienced any losses due to nonperformance by customers.

NOTE 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31, 2007	December 31, 2006
Net capital	$ 387,510	$ 493,789
Required net capital	100,000	100,000
Excess net capital	$ 287,510	$ 393,789
Aggregate indebtedness to net capital	.82 to 1	1.43 to 1

NOTE 9 – Related-Party Transactions

During 2007 and 2006, the Company loaned funds to the stockholder. The loan is due on demand and is unsecured, with interest at 5%. The balance of approximately $16,000 and $17,700 at December 31, 2007 and 2006, respectively, is listed as notes receivable on the statements of financial condition. Interest income approximated $900 and $2,500 during 2007 and 2006, respectively.

During 2007 and 2006, the Company performed consulting services for a company which is related through common ownership. Amounts received from the related company totaled approximately $50,000 and $100,000, respectively. During 2007, the Company subleased office space to the related company, and received rental income in the amount of $50,000.

During 2007, the Company received a deposit of $50,000 from a company related through common ownership for the purchase of investments currently held by the Company. The advance is reported as other liabilities on the statements of financial condition.

NOTE 10 – Supplemental Disclosures of Cash Flow Information

	December 31, 2007	December 31, 2006
Cash paid during the year for:		
Interest	$ 3,095	$ 1,725
Income taxes	$ 20,500	None
Noncash investing activities during the year for:		
Securities received for consulting services	None	$ 100,000

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2007

CREDITS	
Stockholder's equity per Company's unaudited X-17A-5 Part IIA filing	$ 1,955,553
Net audit adjustments	470,384
Stockholder's equity	2,425,937
ADD	
Other allowable credits - deferred income taxes payable	1,356,700
Stockholder's equity and allowable credits	3,782,637
DEBITS	
Nonallowable assets:	
Receivables from non-customers	145,855
Securities not readily marketable	3,011,060
Fixed assets	18,152
Prepaid expenses	17,002
Other assets	7,476
Deferred income taxes	113,000
	3,312,545
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	470,092
HAIRCUT ON SECURITIES	
Trading securities - corporate stock	81,114
Money market - mutual fund	1,468
	82,582
NET CAPITAL	387,510
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $318,240	100,000
Excess net capital	$ 287,510
Excess net capital at 1000%	$ 355,686
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.82
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 405,231
Net audit adjustments	(17,721)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 387,510
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 343,128
Net audit adjustments	(24,888)
AGGREGATE INDEBTEDNESS	$ 318,240

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2007

1. Computation for Determination of Reserve Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2007. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2007. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
American Eastern Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of American Eastern Securities, Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated March 12, 2008.

1) During our risk assessment procedures performed in connection with the audit for the year ended December 31, 2007, we noted the review of the monthly financial statements and focus reports by an individual independent of the person who prepares the reports is not documented and may not be performed on a consistent basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the conditions outlined in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
March 12, 2008